NEWS RELEASE

BIRCH MOUNTAIN REPORTS THIRD QUARTER 2005 RESULTS

CALGARY, November 14, 2005 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSXV and AMEX) today reported financial results for the third quarter ended September 30, 2005.

Highlights

Birch Mountain will commence commercial aggregate production in the fourth quarter and anticipates reporting revenue for the year ended December 31, 2005. This will transition the Company from the development stage into operations. The strategic drive of the Company, to develop a reagent product and service business, will continue in 2006 and 2007.

The Company is in the process of updating the prefeasability study from January 2005 to take into account increased opportunities in the region. Doug Rowe President and CEO of Birch Mountain Resources Ltd. stated, "Given the recent announced projects, the expected long term higher oil price and increased awareness of the size of the oil sands deposits, we will revise our plan for aggregate and reagent products to fill the expected increased demand for our products." To assist in the planning of the quicklime plant facilities, David Ried, P.Eng., formerly Vice President Engineering and Construction with TransCanada Pipeline, has joined Birch Mountain as the Vice President, Facilities Engineering. Phoenix Processing Engineering Inc., an independent lime processing firm has been retained to consult on the Hammerstone Project."

Doug Rowe, continued, "This is an exciting time for our Company, staff, shareholders, the oil sands industry and other stakeholders such as our partners at the Fort McKay First Nation. As we expand our operations, we will continue develop our excellent relationships with the oil sands companies and the local community to ensure we work in partnership, providing the right products and services for development in the region. With increased interest in the oil sands, the story of Birch Mountain is getting out to our customers and investors and as a result the Company's stock has experienced significantly higher trading volumes in the US and Canada."

On November 14, 2005, the Company approved the issuance of 225,000 stock options to an officer and to consultants, at an exercise price of $7.81.

Financial Results (unaudited)

During third quarter 2005, Birch Mountain commenced site work for the opening of the Muskeg Valley Quarry, which is expected to occur within weeks. Noramac Ventures Inc. was contracted to clear trees, to strip topsoil, to build a road and to prepare locations for the initial quarry, scales and scalehouse facilities and stockpiling areas.

On September 2, 2005, the Company closed a public equity offering for gross proceeds of $36,000,000, through the issuance of 9,000,000 common shares. The total issued and outstanding common shares, as of October 31, 2005, were 79,646,530.

The Company reports a net loss for the quarter of $1,162,030 as compared to a net loss for the third quarter ended September 30, 2004 of $633,873. The increase in expenditures is a result of significant construction of the Muskeg Valley Quarry, after receiving all the necessary approvals in July 2005. Activity levels in the third quarter was consistent with activity in the previous quarter, the three months ended June 30, 2005, which reported a net loss of $1,097,609.

Mineral expenditures and administrative expenses account for the majority of the Company's costs. Each category increased over the quarter ended September 30, 2005 as compared to the quarter ended September 30, 2004 because the development of the Muskeg Valley Quarry. Total mineral expenditures, including amounts that were capitalized, totaled $2,501,371 in the third quarter 2005 as compared to $1,270,974 for the same period in 2004. Administrative expenses, which exclude mineral property costs, non-cash stock-based compensation and amortization, totaled $594,206 for the third quarter ended September 30, 2005 as compared to $402,232 for the same period in 2004.

The results for the three and nine months ended September 20, 2005 and the statement of financial position and statements of cash flows are reported in the tables below. The Company encourages readers to review our complete Third Quarter 2005 Financial Report and other informational disclosures on SEDAR and/or EDGAR at www.sedar.com and www.edgar.com.

Birch Mountain is developing the industrial mineral potential of our extensive mineral properties in the oil sands region of northeastern Alberta. Limestone from the MVQ and Hammerstone will be marketed as construction aggregates and as rock for making concrete and asphalt. Reagent grade limestone can be used directly or in processed form as quicklime in applications such as flue gas desulphurization, water treatment, pulp and paper manufacturing, and soil and biosolids stabilization. Birch Mountain believes the strong global demand for oil and the heightened profile of Alberta's oil sands will ensure long-term demand for limestone products from the MVQ and Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT: Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

TABLE A: Consolidated Balance Sheets
As at	September 30, 2005	December 31, 2004 Restated
Assets
Current
Cash and cash equivalents	$ 35,707,612	$ 5,444,270
Restricted cash	1,000,000	-
Accounts receivable	149,036	233,459
Prepaids and deposits	414,136	184,108
	37,270,784	5,861,837
Property, plant and equipment	213,445	181,217
Mineral properties	7,749,149	3,489,369
Total Assets	$ 45,233,378	$ 9,532,423
Liabilities and Shareholders' Equity
Liabilities
Current
Accounts payable and accrued liabilities	$ 1,031,704	$ 332,229
Advances on share subscriptions	-	173,252
Deferred revenue	50,306	50,306
Asset retirement obligation	400,000	25,000
Other current liabilities	2,579,867	2,500,000
	4,061,877	3,080,787
Shareholders' equity
Share capital	45,741,507	8,761,876
Contributed surplus	1,730,045	338,569
Accumulated deficit	(6,300,051)	(2,648,809)
	41,171,501	6,451,636
Total Liabilities and Shareholders' Equity	$ 45,233,378	$ 9,532,423

TABLE B: Consolidated Statements of Loss and Deficit
For the periods ended	3 Months Ended Sept 30, 2005	3 Months Ended Sept 30, 2004	9 Months Ended Sept 30, 2005	9 Months Ended Sept 30, 2004
Expenses
Mineral exploration costs	$ 83,450	$ 175,916	$ 442,999	$ 531,665
Professional fees	191,208	120,904	684,279	312,300
Shareholder services and promotion	143,887	81,613	508,168	230,599
Salaries and benefits	169,019	105,359	469,079	306,523
Office	153,637	94,356	362,528	192,101
Amortization	16,658	13,027	45,325	38,234
Stock-based compensation	477,783	56,800	1,262,066	178,161
Loss before the following	1,235,642	647,975	3,774,444	1,789,583
Interest income	73,612	14,102	123,202	23,391
Net loss for the period	1,162,030	633,873	3,651,242	1,766,192
Deficit, beginning of period	5,138,021	894,072	2,648,809	27,510,684
Elimination of deficit	-	-	-	(27,748,931)
Deficit, end of period	$ 6,300,051	$ 1,527,945	$ 6,300,051	$ 1,527,945
Net loss per share
Basic and diluted	$ 0.01	$ 0.01	$ 0.05	$ 0.03
TABLE C: Consolidated Statements Cash Flows
For the periods ended	3 Months Ended Sept 30, 2005	3 Months Ended Sept 30, 2004	9 Months Ended Sept 30, 2005	9 Months Ended Sept 30, 2004
Cash flows from operating activities
Cash paid to suppliers	$ 98,710	$ (836,020)	$ (764,656)	$ (1,028,652)
Cash paid to employees	(281,165)	(239,201)	(838,913)	(696,028)
Interest received	16,364	14,102	61,674	23,391
Interest paid	(1,159)	(1,113)	(3,930)	(3,393)
Net cash used in operating activities	(167,250)	(1,062,232)	(1,545,825)	(1,704,682)
Cash flows from investing activities
Restricted cash	(1,000,000)	-	(1,000,000)	-
Purchase of capital assets	(23,045)	(5,797)	(77,553)	(80,472)
Mineral exploration costs	(1,810,054)	(1,085,322)	(3,760,510)	(2,530,488)
Net cash used in investing activities	(2,833,099)	(1,091,119)	(4,802,063)	(2,610,960)
Cash flows from financing activities
Issuance of common shares for cash	34,595,948	6,181,255	36,611,230	6,640,976
Net cash provided by financing activities	34,595,948	6,181,255	36,611,230	6,640,976
Increase in cash and cash equivalents	31,595,599	4,027,904	30,263,342	2,325,334
Cash and cash equivalents at beginning of period	4,112,013	115,722	5,444,270	1,818,292
Cash and cash equivalents at end of period	$ 35,707,612	$ 4,143,626	$ 35,707,612	$ 4,143,626